--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 8)

                                       AND

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934

                                (Amendment No. 1)
                             ----------------------
                               PRIMARK CORPORATION
                       (Name of Subject Company (Issuer))
                             ----------------------
                         MARQUEE ACQUISITION CORPORATION
                             THE THOMSON CORPORATION
                      (Names of Filing Persons (Offerors))
                             ----------------------
                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)
                             ----------------------
                                    741903108
                      (CUSIP Number of Class of Securities)

                             Michael S. Harris, Esq.
                             The Thomson Corporation
                        Metro Center at One Station Place
                           Stamford Connecticut 06902
                            Telephone (203) 969-8700

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                             ----------------------
                                    Copy to:
                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
================================================================================
      Transaction Valuation*                       Amount of Filing Fee**
--------------------------------------------------------------------------------
         $913,518,708                                  $182,703.74
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $38.00, the per share tender offer price, by 24,039,966, the sum of the 20,308,103 currently outstanding shares of Common Stock sought in the Offer and the 3,731,863 shares of Common Stock subject to options that vested as of June 12, 2000.
**   Calculated as 1/50 of 1% of the transaction value.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $182,703.74      Filing Party:The Thomson Corporation,
                                                        Marquee Acquisition
                                                        Corporation
Form or Registration No.: Schedule TO      Date Filed:  June 14, 2000


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

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No. 741903108

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         MARQUEE ACQUISITION CORPORATION

         Tax ID Number: N.A.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)  :
         (b)  :
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).  :

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Michigan
--------------------------------------------------------------------------------
                                    7    Sole Voting Power

                                         0
          NUMBER OF                 --------------------------------------------
           SHARES                   8    Shared Voting Power
        BENEFICIALLY
          OWNED BY                       19,607,413
            EACH                    --------------------------------------------
         REPORTING                  9    Sole Dispositive Power
          PERSON
           WITH                          0
                                    --------------------------------------------
                                    10   Shared Dispositive Power

                                         19,607,413
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          19,607,413
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  :

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          96.5%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


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



--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Thomson Corporation

         Tax ID Number: 98/0176673
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)  :
         (b)  :
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).  :

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Ontario, Canada
--------------------------------------------------------------------------------
                                    7    Sole Voting Power

                                         0
          NUMBER OF                 --------------------------------------------
           SHARES                   8    Shared Voting Power
        BENEFICIALLY
          OWNED BY                       19,607,413
            EACH                    --------------------------------------------
         REPORTING                  9    Sole Dispositive Power
          PERSON
           WITH                          0
                                    --------------------------------------------
                                    10   Shared Dispositive Power

                                         19,607,413
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          19,607,413
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  :

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          96.5%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


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

This Amendment No. 8 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 14, 2000 (the "Schedule TO"), by Marquee Acquisition Corporation, a Michigan corporation ("Purchaser") and an indirect wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, no par value, including associated common stock purchase rights (together, the "Shares"), of Primark Corporation, a Michigan corporation (the "Company"), at a purchase price of $38.00 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of Rule 13(d) of the Act with respect to all securities acquired by the purchaser in the Offer. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 8.  Interest in Securities of the Subject Company.

         Item 8 of the Schedule TO is hereby amended and supplemented by the following:

         At 5:00 p.m., Eastern Daylight Time, on Tuesday, September 12, 2000, the Offer expired. Based on a preliminary count, approximately 19,607,413 Shares were tendered pursuant to the Offer, of which 819,532 were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 96.5% of the outstanding shares. On September 12, 2000, effective as of 5:01 p.m. EDT, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(15), which is incorporated by reference herein.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2000

                                       MARQUEE ACQUISITION CORPORATION


                                       By:    /s/ Michael S. Harris
                                          --------------------------------------
                                          Name:   Michael S. Harris
                                          Title:  Vice President



                                       THE THOMSON CORPORATION


                                       By:    /s/ Michael S. Harris
                                          --------------------------------------
                                          Name:   Michael S. Harris
                                          Title:  Senior Vice President and
                                                  General Counsel


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


                                  EXHIBIT INDEX






Exhibit No.
(a)(1)      Offer to Purchase, dated June 14, 2000.*
(a)(2)      Form of Letter of Transmittal.*
(a)(3)      Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7) Summary Advertisement as published in The Wall Street Journal on June 14, 2000.*
(a)(8) Joint Press Release issued by Thomson and the Company on June 5, 2000.* (a)(9) Press Release issued by Thomson on June 22, 2000.**
(a)(10)     Joint Press Release issued by Thomson and the Company on June 28,
            2000.***
(a)(11)     Press Release issued by Thomson on July 12, 2000.****
(a)(12)     Press Release issued by Thomson on August 2, 2000.*****
(a)(13)     Press Release issued by Thomson on August 30, 2000.******
(a)(14)     Press Release issued by Thomson on September 1, 2000.*******
(a)(15)     Press Release issued by Thomson on September 13, 2000.
(b)         None.
(c)         None.
(d)(1) Agreement and Plan of Merger, dated as of June 5, 2000, among Thomson, Purchaser and the Company.*
(d)(2) Confidentiality Agreement dated April 4, 2000, between Thomson and the Company.*
(d)(3) Shareholders Agreement, dated June 5, 2000, among Thomson, Purchaser, Joseph E. Kasputys, Stephen H. Curran and Michael R. Kargula.*
(d)(4)      Guarantee, dated June 5, 2000, of Thomson in favor of Joseph E.
            Kasputys.*
(d)(5) Letter Agreement, dated June 5, 2000, between Primark Corporation and Stephen H. Curran.*
(d)(6) Letter Agreement, dated June 5, 2000, between Primark Corporation and Michael R. Kargula.*
(d)(7) Letter Agreement, dated June 5, 2000, between Primark Corporation and Joseph E. Kasputys.*
(g)         None.
(h)         None.


--------------


*       Incorporated by reference to Thomson's Schedule TO, filed June 14, 2000.
**      Incorporated by reference to Thomson's Schedule TO/A, filed June 23,
        2000.
***     Incorporated by reference to Thomson's Schedule TO/A, filed June 28,
        2000.
****    Incorporated by reference to Thomson's Schedule TO/A, filed July 13,
        2000.
*****   Incorporated by reference to Thomson's Schedule TO/A, filed August 2,
        2000.
****** Incorporated by reference to Thomson's Schedule TO/A, filed August 30, 2000.
******* Incorporated by reference to Thomson's Schedule TO/A, filed September 1,
        2000.

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